Exhibit 6

Management’s Discussion and Analysis

For the years ended March 31, 2017 and 2016

This Management’s Discussion and Analysis (“MD&A”) of Taiga Building Products Ltd. (“Taiga” or the “Company”) has been prepared based on information available as at June 22, 2017 and should be read in conjunction with the audited consolidated financial statements and the corresponding notes thereto for the years ended March 31, 2017 and 2016. This discussion and analysis provides an overview of significant developments that have affected Taiga’s performance during the fiscal year.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), which is the required reporting framework for Canadian publicly accountable enterprises, and is expressed in Canadian dollars.

Taiga’s consolidated financial statements and the accompanying notes included within this report include the accounts of Taiga and its subsidiaries. Unless otherwise noted, all references in this MD&A to “dollars” or “$” are to Canadian dollars.

Additional information relating to the Company including the Company’s Annual Information Form dated June 22, 2017 can be found on SEDAR at www.sedar.com.

Forward-Looking Information:

This MD&A contains certain forward-looking information relating, but not limited, to future events or performance and strategies and expectations of Taiga. Forward-looking information typically contains statements with words such as “consider”, “anticipate”, “believe”, “expect”, “plan”, “intend”, “likely”, “may”, “will”, “should”, “predict”, “potential”, “continue” or similar words suggesting future outcomes or statements regarding expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of such forward- looking information within this document include statements relating to: the Company’s perception of the building products industry and markets in which it participates and anticipated trends in such markets in any of the countries in which the Company does business; the Company’s anticipated business operations, inventory levels and ability to meet order demand; the Company’s anticipated ability to procure products and its relationship with suppliers; sufficiency of cash flows; and the anticipated outcome of legal and regulatory proceedings. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking information. Forward-looking information reflects management’s current expectations or beliefs and is based on information currently available to Taiga and although Taiga believes it has a reasonable basis for providing the forward-looking information included in this document, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of Taiga involves numerous assumptions and inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts and other forward-looking information will not occur. These factors include, but are not limited to: changes in business strategies; the effects of legal or regulatory proceedings, competition and pricing pressures; changes in operational costs; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws and Taiga’s anticipation of and success in managing the risks associated with the foregoing; and other risks detailed in this MD&A and Taiga’s filings with the Canadian securities regulatory authorities available at www.sedar.com. Forward- looking information speaks only as of the date of this discussion and analysis. Taiga does not undertake, and specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Non-IFRS Financial Measure:

In this MD&A, reference is made to EBITDA, which represents earnings before interest, taxes, and amortization. As there is no generally accepted method of calculating EBITDA, the measure as calculated by Taiga might not be comparable to similarly titled measures reported by other issuers. EBITDA is presented as management believes it is a useful indicator of the Company’s ability to meet debt service and capital expenditure requirements and because management interprets trends in EBITDA as an indicator of relative operating performance. EBITDA should not be considered by an investor as an alternative to net income or cash flows as determined in accordance with IFRS. Reconciliations of EBITDA to net earnings reported in accordance with IFRS are included in this MD&A.

Market and Industry Data:

Unless otherwise indicated, the market and industry data contained in this MD&A is based upon information of independent industry and government publications and management’s knowledge of, and experience in, the markets in which the Company operates. While management believes this data to be reliable, market and industry data is subject to variation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. The Company has not independently verified any of the data from third party sources referred to in this MD&A and no representation is given as to the accuracy of any of the data referred to in this MD&A obtained from third party sources.

1.	Business Overview

Taiga is the largest independent wholesale distributor of building products in Canada. Taiga distributes building products in Canada, the United States and overseas. As a wholesale distributor, Taiga maintains substantial inventories of building products at fifteen strategically located distribution centres throughout Canada and two distribution centres in California. In addition, Taiga regularly distributes through the use of third party reload centres. Taiga also owns and operates three wood preservation plants that produce pressure-treated wood products. Factors that affect Taiga’s year-over-year profitability include, among others, sales levels, price fluctuations and product mix.

Taiga’s primary market is Canada. Taiga expects the Canadian housing market in calendar year 2017 to decline compared to calendar year 2016.

Taiga’s secondary market, the United States, continues to show signs of recovery from the US housing depression. The Company expects the United States housing market to continue to improve in the 2017 calendar year. See Item 13 “Outlook”.

Selected Annual Information

	Fiscal Year Ended March 31,
(in millions of dollars, except for share amounts and per share amounts in dollars)	2017	2016	2015
Income Statement Data:
Sales	1,224	1,364	1,349
Gross Margin	107.3	117.0	115.0
Net Earnings	8.0	11.7	11.1
Net Earnings per Share (Basic and Fully Diluted)(1)	0.25	0.36	0.34
Cash Dividends per Share	—	—	—
Weighted Average Number of Shares Outstanding	32,414,278	32,414,278	32,414,278
EBITDA(2)	40.0	45.0	44.1
Balance Sheet Data:
Working Capital(3)	97.8	89.5	80.9
Total Assets	324.1	305.6	347.4
Total Long-Term Financial Liabilities(4)	154.5	156.7	160.8

Notes:

(1)	Net earnings per share is calculated using the weighted-average number of shares.
(2)	Reconciliation of net earnings to EBITDA:

	Fiscal Year Ended March 31,
(in millions of dollars)	2017	2016	2015
Net earnings	8.0	11.7	11.1
Income tax expense	5.8	7.3	6.2
Finance and subordinated debt interest expense	21.9	21.8	22.6
Amortization	4.3	4.2	4.2

EBITDA	40.0	45.0	44.1

(3)	Working capital is the excess of current assets over current liabilities.
(4)	Total long-term financial liabilities are the total liabilities less current liabilities and deferred gain.

2.	Results of Operations

Sales

The Company’s consolidated net sales for the year ended March 31, 2017 were $1,224.0 million compared to $1,364.3 million for the last fiscal year. The decrease in sales by $140.3 million or 10.3% was largely due to the ceased operations relating to one of the Company’s business units.

Sales by segments are as follows:

	Years ended March 31,
	2017		2016
	$000’s	%	$000’s	%
Canada	1,076,734	88.0	1,229,039	90.1
United States	147,244	12.0	135,283	9.9

For the fiscal year, export sales totalled $258.1 million compared to $262.7 million in the previous year. These export sales were primarily to the United States and Asia, and are included as part of the Canadian segment in the table above.

The Company’s sales of dimension lumber and panel, as a percentage of total sales, was 65.4% for the fiscal year ended March 31, 2017 and 59.7% for 2016. Allied, engineered and treated wood product sales, as a percentage of total sales, was 34.6% for 2017 and 40.3% for 2016.

Gross Margin

Gross margin for the fiscal year ended March 31, 2017 decreased to $107.3 million from $117.0 million in the previous year. Gross margin percentage increased to 8.8% in the current year compared to 8.6% in the previous year. The gross margin percentage improved slightly due to an increase in commodity prices.

Expenses

Distribution expense for the fiscal year ended March 31, 2017 increased to $22.3 million from $21.4 million last year mainly due to higher warehouse lease costs.

Selling and administration expense for the year ended March 31, 2017 decreased to $49.8 million compared to $55.3 million in the previous year. Decreased compensation expense was the major driver for the decrease.

Finance expense for the year ended March 31, 2017 decreased to $5.2 million compared to $5.5 million last year. Lower interest rates coupled with lower borrowing levels helped to reduce the interest costs.

Subordinated debt interest expense for the year ended March 31, 2017 was $16.8 million compared to $16.4 million in the previous year.

Other income for the year ended March 31, 2017 was $0.6 million compared to $0.5 million last year.

Net Earnings

Net earnings for the year ended March 31, 2017 decreased to $8.0 million from $11.7 million last year primarily due to decreased gross margin.

EBITDA

EBITDA for the year ended March 31, 2017 was $40.0 million compared to $45.0 million last year.

3.	Fourth Quarter Results

A summary of the results for the three months ended March 31, 2017 and 2016 is as follows:

	Three months ended March 31,
(in thousands of dollars except per share amount in dollars)	2017	2016
Sales	286,052	279,882
Gross margin	24,164	24,005
Distribution expense	5,720	5,380
Selling and administration expense	12,044	11,168
Finance expense	1,507	1,293
Subordinated debt interest expense	4,510	4,088
Other income	(241)	(49)

Earnings before income tax	624	2,125
Income tax expense	375	1,410

Net earnings	249	715
Net earnings per share	0.01	0.02
EBITDA(1)	7,784	8,566

Note:

(1)	See “Fourth Quarter Results – EBITDA” for a reconciliation of net earnings to EBITDA.

Sales

Sales for the fourth quarter increased to $286.1 million from $279.9 million in the same quarter last year. The increase of $6.2 million or 2.2% was largely due to higher product selling prices. Sales by segments are as follows:

	Three months ended March 31,
	2017		2016
	$000’s	%	$000’s	%
Canada	252,838	88.4	245,780	87.8
United States	33,214	11.6	34,102	12.2

During the fourth quarter, Taiga’s Canadian operations had export sales of $67.4 million compared to $65.9 million in the same quarter last year. These export sales were primarily to the United States and Asia, and are included as part of the Canadian segment in the table above.

Gross Margin

Gross margin for the fourth quarter was $24.2 million compared to $24.0 million in the same quarter last year. Gross margin percentage for the fourth quarter was 8.5% compared to 8.6% for the same quarter last year.

Expenses

Distribution expense for the fourth quarter increased to $5.7 million compared to $5.4 million in the same quarter last year due to increased warehouse lease costs.

Selling and administration expense for the fourth quarter increased to $12.0 million compared to $11.2 million in the same quarter last year due to increased compensation costs.

Net Earnings

Net earnings for the fourth quarter was $0.2 million compared to $0.7 million in the same quarter last year.

EBITDA

EBITDA for the fourth quarter was $7.8 million compared to $8.6 million in the same quarter last year. Reconciliation of net earnings to EBITDA:

	Three months ended March 31,
(in thousands of dollars)	2017	2016
Net earnings	249	715
Income tax expense	375	1,410
Finance and subordinated debt interest expense	6,017	5,381
Amortization	1,143	1,060

EBITDA	7,784	8,566

4.	Summary of Quarterly Results

	Fiscal 2017				Fiscal 2016
(in thousands of dollars, except per share amount in dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	286,052	277,408	335,052	325,466	279,882	292,476	387,991	403,973
Net earnings (loss)	249	(160)	3,139	4,762	715	(53)	4,618	6,440
Net earnings per share(1)	0.01	0.00	0.10	0.15	0.02	0.00	0.14	0.20
EBITDA	7,784	7,425	11,329	13,491	8,566	7,656	12,903	15,910

Notes:

(1)	The amounts are identical on a basic and fully-diluted per share basis. Earnings per share is calculated using the weighted-average number of shares.

Seasonality

Taiga’s sales are subject to seasonal variances that fluctuate in accordance with the normal home building season. Taiga generally experiences higher sales in the first and second quarters and reduced sales in the late fall and winter during its third and fourth quarters of each fiscal year.

5.	Liquidity and Capital Resources

Revolving Credit Facility

On November 25, 2013, the Company renewed its senior credit facility with a syndicate of lenders led by JPMorgan Chase Bank (the “Facility”). The Facility was increased from $200 million to $225 million, with an option to increase the limit by up to $50 million. The Facility continues to charge interest at variable rates plus variable margins, is secured by a first perfected security interest in all personal property of the Company and certain of its subsidiaries, and will mature on November 25, 2018. Taiga’s ability to borrow under the Facility is based upon a defined percentage of accounts receivable and inventories. The terms, conditions, and covenants of the Facility have been met as at March 31, 2017.

Taiga expects to meet its future cash requirements through a combination of cash generated from operations and its credit facilities. However, any severe weakening of the Canadian housing market driving reduced product demand or a significant increase in bad debts in accounts receivable could adversely impact the Company’s liquidity in the short term.

Working Capital

Working capital as at March 31, 2017 increased to $97.8 million from $89.5 million as at March 31, 2016 due to increased current assets offset by increased current liabilities. Taiga believes that current levels are adequate to meet its working capital requirements.

Summary of Financial Position

(in thousands of dollars)	March 31, 2017	March 31, 2016
Current Assets	281,864	261,153
Current Liabilities (excluding Revolving Credit Facility)	(82,664)	(90,305)
Revolving Credit Facility	(101,366)	(81,346)

Working Capital	97,834	89,502

Long Term Assets	42,194	44,459
Long Term Liabilities (excluding Subordinated Notes)	(29,065)	(31,670)
Subordinated Notes	(128,834)	(128,834)

Shareholders’ Deficiency	(17,871)	(26,543)

Assets

Total assets were $324.1 million as at March 31, 2017 compared to $305.6 million as at March 31, 2016. The increase was primarily the result of increased inventories and increased accounts receivable partially offset by decreased deferred tax assets and decreased property, plant and equipment.

Inventories increased to $140.8 million as at March 31, 2017 compared to $124.1 million as at March 31, 2016 due to higher commodity prices.

Property, plant and equipment decreased to $39.8 million as at March 31, 2017 compared to $41.4 million as at March 31, 2016 mainly due to amortization.

Liabilities

Total liabilities increased to $341.9 million as at March 31, 2017 from $332.2 million as at March 31, 2016. The increase was primarily the result of increased revolving credit facility balance and decreased income taxes payable.

Contractual Obligations

(in thousands of dollars)	Debt	Operating lease	Finance lease obligation
No later than one year	259	3,375	3,807
Later than one year, but not later than five years	1,016	10,988	13,911
Later than five years	—	8,983	19,448

Outstanding Share Data

The Company has only one class of shares outstanding, its common shares without par value. On June 22, 2017, there were 32,414,278 common shares outstanding.

Dividend Policy

In accordance with Taiga’s dividend policy set on October 15, 2008, the Company generally intends to pay dividends each year on its common shares equal to 25% of the prior fiscal year’s net earnings. These dividends would be payable in two instalments of 12.5% on each July 15 (or first business day thereafter) and each January 15 (or first business day thereafter) to the shareholders of record on June 30 and December 31 (or first business day thereafter). The payment of any dividends by the Company is subject to the discretion of its board of directors and subject to its determination of the Company’s capital and operational requirements, adequacy of reserves and compliance with contractual and legal requirements.

The board of directors have decided not to declare and pay the first instalment of dividend in respect of the 2017 fiscal year’s net earnings. The decision to pay the second instalment dividend in respect of the 2017 fiscal year’s net earnings will be addressed by the board of directors prior to the next scheduled dividend payment date of January 15, 2018.

History of Retained Earnings (Deficit)

The following table shows Taiga’s history of net earnings and dividends payouts:

(in thousands of dollars)	FY2017 IFRS	FY2016 IFRS	FY2015 IFRS	FY2014 IFRS	FY2013 IFRS	FY2012 IFRS
Retained earnings (deficit), beginning	(45,800)	(57,520)	(68,600)	(73,676)	(83,180)	(86,904)
Net earnings	7,990	11,720	11,080	5,076	10,434	3,724
Common share dividends	—	—	—	—	(930)	—

Deficit, ending	(37,810)	(45,800)	(57,520)	(68,600)	(73,676)	(83,180)

6.	Commitments and Contingencies

(a)	Contractual Commitments

The Company has obligations under various operating leases for occupied premises and equipment. For further discussion, refer to Note 18 to the Audited Consolidated Financial Statements for the year ended March 31, 2017.

(b)	Executive Transition Agreement

The Company has a transition agreement with one executive, which includes a consulting contract with a term of three years. The annual compensation for this contract, including both the fixed and variable portions, ranges from a minimum of $111,000 to a maximum of $731,000. The Company is recording provisions associated with the contracts over the service terms. The accrued provision recorded as at March 31, 2017 was $350,000 (March 31, 2016—$642,789). The fair value was determined by discounting the estimated future cash outflows arising after transition using a pre-tax discount rate of 4%.

(c)	Canada Revenue Agency Reassessment

During the year ended March 31, 2017, Taiga received a notice of reassessment from the Canada Revenue Agency in the amount of approximately $42,000,000 (which includes interest) relating to the years from 2005 to 2013. The reassessment related to the amount of taxes withheld, by Taiga, on dividends paid or deemed to have been paid to what were then the Company’s two largest shareholders in connection with and subsequent to Taiga’s corporate reorganization in 2005 involving a swap of then outstanding common shares for stapled units. Taiga paid the full amount of the reassessment on January 31, 2017 using proceeds provided by its two former major shareholders.

The Company, and the two former major shareholders, had previously entered into agreements whereby the shareholders agreed to fully indemnify the Company from this potential liability, including related liabilities. The indemnity agreements remain in effect and would apply in the event that CRA issues further reassessments relating to the amount of taxes withheld. The Company intends to challenge the reassessment and vigorously defend its tax filings and to seek a resolution as soon as practically possible. Taiga’s two former major shareholders may elect to assume any action or defense of Taiga in connection with the foregoing pursuant to the terms of the indemnity agreements with Taiga.

7.	Risks and Uncertainties

The results of operations, business prospects and financial conditions of Taiga are subject to a number of risks and uncertainties, and are affected by a number of factors outside Taiga’s control. Any of these risks and uncertainties could have a material adverse effect on the Company’s operations, financial conditions and cash flow and, accordingly, should be carefully considered in evaluating Taiga’s business. A comprehensive discussion of risk factors is included in Taiga’s Annual Information Form dated June 22, 2017, available on SEDAR at www.sedar.com.

8.	Critical Accounting Policies and Estimates

The significant accounting policies of Taiga are described in Note 3 to the Consolidated Financial Statements for the year ended March 31, 2017.

In preparing these consolidated financial statements, Taiga’s management was required to make estimates and assumptions that affect the amounts recorded. Financial results as determined by actual events could differ from such estimates. The estimates and assumptions of the Company’s management are based on historical experience and other factors management considers to be reasonable, including expectations of future events. The estimates and assumptions that could result in a material impact to the carrying amounts of assets and liabilities are outlined below.

Allowance for Doubtful Accounts

While significant bad debts have not been experienced in prior years the provision is based on the Company’s knowledge of the financial condition of its customers, the aging of the receivables, the current business environment and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts. Taiga’s allowance for doubtful accounts as at March 31, 2017 was $0.1 million (2016 – $0.3 million).

Valuation of Inventories

Inventories are valued at the lower of average cost and net realizable value. Taiga evaluates inventory balances at each balance sheet date and records a provision as necessary for slow moving or obsolete inventory. Additionally, Taiga records a provision if the cost of inventories exceeds net realizable value based on commodity prices. Inventory provision as at March 31, 2017 was $0.1 million (2016 – $0.1 million).

Valuation and Estimated Life of Long-Lived Assets

An impairment test is performed by comparing the carrying amount of the asset or its cash generating unit to the recoverable amount, which is calculated as the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Value in use is calculated based upon a discounted cash flow analysis, which requires management to make a number of significant assumptions including assumptions relating to future operating plans, discount rates and future growth rates.

The estimated useful lives and recoverable amounts of long-lived assets are based on the judgement of management and the best currently available information. Changes in circumstances can result in the actual useful lives differing from management’s estimates.

Customer Rebates

Customer rebates are commonly offered as industry practice and are generally based on achievement of specified volume sales levels. Taiga accrues for the payment of customer rebates as a reduction of revenue based on management’s estimates.

Valuation of Warranty Provisions

A provision for future potential warranty costs is calculated using historical trends and future expectations of future claims. Adjustments to the warranty provision are included in cost of sales. Actual future warranty costs may differ from those estimates.

Executive Transition Agreement

The provision is based on management’s estimates of factors such as discount rates, expected date of each transition and variable compensation tied to the Company’s future performance.

Current and Deferred Taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, results in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. Taiga also evaluates the recoverability of deferred tax assets based on an assessment of the likelihood of using the underlying future tax deductions against future taxable income before they expire. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future sales volumes and housing starts, commodity prices, operating costs, capital expenditures, dividends and other capital transactions. Judgment is also required about the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to income.

9.	Changes in Accounting Standards

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014. IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

Leases

IFRS 16, Leases was issued by the IASB on January 13, 2016. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

Other accounting pronouncements with future effective dates are either not applicable or are not expected to have a material impact on the Company’s consolidated financial statements.

10.	Related Party Transactions

In accordance with IFRS requirements, related party transactions consist of remuneration of directors and other key management personnel with whom Taiga has entered into employment agreements. Further information is contained in our most recent Management Information Circular available on SEDAR at www.sedar.com and Note 24 to the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2017. The remuneration for key management, which includes the Company’s directors and officers, were as follows:

	Year ended	Year ended
(in thousands of dollars)	March 31, 2017	March 31, 2016
Salaries and other benefits	3,015	3,696

11.	Off-Balance Sheet Arrangements

Taiga does not have off-balance sheet arrangements except for commitments under operating leases as discussed under “Commitments and Contingencies” in this Management’s Discussion and Analysis.

For a detailed description of financial instruments and their associated risks, see Note 20 to the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2017.

12.	Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Taiga’s management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS.

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, Taiga’s management, including the Chief Executive Officer and Chief Financial Officer, evaluated the Company’s disclosure controls and procedures and internal controls over financial reporting. Based on the evaluation, Taiga’s CEO and CFO concluded that these controls were effective for the fiscal year ended March 31, 2017.

The CEO and CFO of Taiga acknowledge responsibility for the design of internal controls over financial reporting and confirm that there were no changes in these controls that occurred during the fiscal year ended March 31, 2017 which materially affected, or are reasonably likely to materially affect , the Company’s ICFR.

13.	Outlook

Taiga’s financial performance is primarily dependent on the residential construction, renovation and repairs markets. These markets are affected by the strength or weakness in the general economy and as such are influenced by interest rates and other general market indicators.

In Canada, according to the Canada Mortgage and Housing Corporation (“CMHC”) Housing Market Outlook, Canadian Edition for the fourth quarter 2016, housing starts are forecasted to range from 174,500 to 184,300 units in the 2017 calendar year. CMHC is reporting that housing starts will range from 172,700 to 183,100 units in the 2018 calendar year.

In the United States, the National Association of Home Builders reported in June 2017 that housing starts are forecasted to total 1,327,000 units in the 2017 calendar year compared to 1,234,000 units in calendar year 2018.